International Lease Finance Corporation



With Maturities of 9 Months or More from Date of Issue

Registration No.   333-100340

Filed Pursuant to Rule   424 (b) (3)

Pricing Supplement No.   85

(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)

The date of this Pricing Supplement is   June 5, 2006

Trade Date: 06/12/06   Issue Date: 06/15/06

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974ELW4	5.20%	04/15/08	Quarterly	07/15/06	No	N/A
45974ELX2	5.25%	05/15/09	Quarterly	08/15/06	No	N/A
45974ELY0	5.30%	03/15/10	Quarterly	09/15/06	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commission	Survivor's Option	OID Note	Other Material Terms
45974ELW4	100%	0.384%	Yes	No	N/A
45974ELX2	100%	0.593%	Yes	No	N/A
45974ELY0	100%	0.750%	Yes	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.

As of September 12, 2005, ABN AMRO Financial Services, Inc. changed its name to LaSalle Financial Services, Inc. Consequently, all references to "ABN AMRO Financial Services, Inc." in the prospectus are amended to read "LaSalle Financial Services, Inc.".